QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

BellSouth Corporation
Computation Of Earnings To Fixed Charges
(Dollars In Millions)

	For the years ended December 31,
	1996	1997	1998	1999	2000
1. Earnings
(a) Income from continuing operations before deductions for taxes and interest	$5,329	$6,182	$6,588	$6,518	$7,926
(b) Portion of rental expense representative of interest factor	90	91	81	99	105
(c) Equity in losses from less-than-50% owned investments (accounted for under the equity method of accounting)	68	78	97	396	142
(d) Excess of earnings over distributions of less-than-50%-owned investments (accounted for under the equity method of accounting)	(53)	(85)	(46)	(87)	(707)

TOTAL	$5,434	$6,266	$6,720	$6,926	$7,466

2. Fixed Charges
(a) Interest	$739	$783	$867	$1,059	$1,361
(b) Portion of rental expense representative of interest factor	90	91	81	99	105

TOTAL	$829	$874	$948	$1,158	$1,466

Ratio (1 divided by 2)	6.55	7.17	7.09	5.98	5.09

QuickLinks

BellSouth Corporation Computation Of Earnings To Fixed Charges (Dollars In Millions)